ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED SEPTEMBER 27, 2010 AND

PROSPECTUS DATED MAY 27, 2010)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-167140

AIRGAS, INC.

FINAL TERM SHEET

September 27, 2010

3.25% Senior Notes due 2015

Issuer:	Airgas, Inc.

Trade Date:	September 27, 2010

Settlement Date:	September 30, 2010 (T+3)

Legal Format:	SEC Registered

Principal Amount:	$250,000,000

Denominations:	$2,000 × $1,000

Maturity Date:	October 1, 2015

Coupon (Interest Rate):	3.25%

Interest Payment Dates:	April 1 and October 1, beginning on April 1, 2011

Price to Public:	99.849%

Benchmark Treasury:	1.25% due August 31, 2015

Benchmark Treasury Price and Yield:	99 – 27 and 1.283%

Spread to Benchmark Treasury:	T + 200 bps

Yield to Maturity:	3.283%

Redemption Provisions:

Make-whole call	Callable at the greater of par or the make-whole (Treasury Rate plus 30 bps) at any time before 1 month prior to maturity

Par call	At any time on or after 1 month prior to maturity

CUSIP:	009363 AJ1

ISIN:	US009363AJ19

Ratings*:	Baa3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co. Wells Fargo Securities, LLC

Lead Managers:	SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. Daiwa Capital Markets America Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC Santander Investment Securities Inc.

*	Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC, Goldman, Sachs & Co., or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC toll free at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, calling Goldman, Sachs & Co. at the following collect number 1-866-471-2526, or calling or emailing Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or prospectus.specialrequests@wachovia.com.